CONSOLIDATED FINANCIAL STATEMENTS

           VINA CONCHA Y TORO S.A.

           Santiago, Chile
           As of September 30, 2002 and 2001

                             VINA CONCHA Y TORO S.A.

                        Consolidated Financial Statements

                                   (Form 6 K)

                        As of September 30, 2002 and 2001



                                    CONTENTS

Consolidated Balance Sheets.................................................   1
Consolidated Statements of Income...........................................   3
Consolidated Statements of Cash.............................................   4
Notes to the Consolidated Financial Statements..............................   7


Ch.$             -   Chilean pesos
Th.Ch.$          -   Thousands of Chilean pesos
US$              -   United States dollars
Th.US$           -   Thousands of United States dollars
UF               -   The UF (Unidad de Fomento) is an inflation-indexed,
                     peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

                             VINA CONCHA Y TORO S.A.

                           Consolidated Balance Sheets

                                                                As of September 30,
                                                               2002            2001
                                                           ------------    ------------
                                                              Th.Ch.$         Th.Ch.$
ASSETS

Current Assets

    Cash and cash equivalents                                 2,030,609       2,425,048
    Time deposits                                                    --         236,256
    Marketable securities, net                                  286,379             379
    Trade accounts receivable, net                           35,185,018      30,806,484
    Notes receivable, net                                     2,137,718       2,196,992
    Other accounts receivable, net                              667,851         867,761
    Notes and accounts receivable from related companies        735,825         103,987
    Inventories, net                                         42,894,328      47,914,911
    Recoverable taxes                                         1,929,647       3,101,248
    Prepaid expenses                                          3,878,771       4,362,321
    Deferred taxes                                              838,544         847,715
                                                           ------------    ------------
       Total current assets                                  90,584,690      92,863,102
                                                           ------------    ------------

Property, plant and equipment, net                           98,359,202      95,365,699

    Investments in related companies                          5,421,914       4,626,802
    Investments in other companies                              240,319         181,667
    Goodwill                                                  1,223,065       1,304,821
    Long-term accounts receivable                                 6,879           6,877
    Intangible assets                                           624,781         468,838
    Less: Amortization                                          (99,753)        (81,138)
                                                           ------------    ------------
       Total non-current assets                               7,417,205       6,507,867
                                                           ------------    ------------
       Total Assets                                         196,361,097     194,736,668
                                                           ============    ============

The accompanying notes form an integral part of these consolidated financial statements.

                             VINA CONCHA Y TORO S.A.

                           Consolidated Balance Sheets

                                                         As of September 30,
                                                         2002          2001
                                                      -----------   -----------
                                                        Th.Ch.$       Th.Ch.$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

    Short-term borrowings                              14,460,181    24,079,362
    Current portion of long-term debt                  11,373,055     6,040,672
    Current portion of bonds payable                      628,046       535,561
    Current maturities of long-term debt                  102,110        96,336
    Dividends payable                                   2,169,897     2,076,528
    Accounts payable                                   14,033,065    17,356,117
    Notes payable                                       1,007,368       834,513
    Other accounts payable                              1,094,274       167,052
    Notes and accounts payable to related companies     2,260,658     2,158,096
    Accrued expenses                                    6,987,150     5,175,037
    Payroll and other taxes payable                     1,244,718     1,005,844
    Income taxes                                        1,150,614       514,357
    Deferred revenues                                      87,867         5,414
    Other current liabilities                             130,425         4,696
                                                      -----------   -----------
       Total current liabilities                       56,729,428    60,049,585
                                                      -----------   -----------
Long-term Liabilities

    Long-term bank and other debt                       9,593,282    15,003,092
    Other accounts payable                                883,839     1,091,397
    Notes and accounts payable to related companies     2,246,190     2,663,664
    Accrued expenses                                      539,249       447,343
    Deferred taxes                                      2,691,989     2,163,878
                                                      -----------   -----------
       Total long-term liabilities                     16,460,982    22,053,910
                                                      -----------   -----------
Minority Interest                                          63,314        56,012
                                                      -----------   -----------
Shareholders' Equity

    Common stock                                       45,800,946    45,804,498
    Other reserves                                      9,154,201     8,281,455
    Retained earnings                                  68,152,226    58,491,208
                                                      -----------   -----------
       Total shareholders' equity                     123,107,373   112,577,161
                                                      -----------   -----------
       Total Liabilities and Shareholders' Equity     196,361,097   194,736,668
                                                      ===========   ===========


The accompanying notes form an integral part of these consolidated financial statements.

                             VINA CONCHA Y TORO S.A.

                        Consolidated Statements of Income

                                                       For the nine-month
                                                    periods ended September 30,
                                                      2002             2001
                                                   -----------      -----------
                                                     Th.Ch.$          Th.Ch.$

OPERATING RESULTS

    Revenues                                        90,137,694       81,683,032
    Cost of sales                                  (54,565,936)     (50,829,564)
                                                   -----------      -----------
       Gross margin                                 35,571,758       30,853,468
                                                   -----------      -----------
    Selling and administrative expenses            (20,495,509)     (16,799,644)
                                                   -----------      -----------
       Operating income                             15,076,249       14,053,824
                                                   -----------      -----------
NON-OPERATING RESULTS

    Non-operating income                             2,433,918        1,138,644
    Non-operating expenses                            (982,977)      (1,858,902)
    Price-level restatement                           (156,947)        (229,915)
                                                   -----------      -----------
       Non operating income (loss)                   1,293,994         (490,343)
                                                   -----------      -----------
    Income before income tax                        16,370,243       13,563,481
    Less: Income tax                                (2,961,807)      (1,964,344)
                                                   -----------      -----------
Income before minority interest                     13,408,436       11,599,137
    Minority interest                                   (5,425)          (4,650)
                                                   -----------      -----------
       Net income                                   13,403,011       11,594,487
                                                   ===========      ===========

The accompanying notes form an integral part of these consolidated financial statements.

                             VINA CONCHA Y TORO S.A.

                      Consolidated Statements of Cash Flows

                                                       For the nine-month
                                                    periods ended September 30,
                                                        2002           2001
                                                    -----------     -----------
NET CASH FLOWS FOR THE PERIOD                          Th.Ch.$        Th.Ch.$

CASH FLOWS FROM OPERATING ACTIVITIES

    Received from customers                          91,794,180      97,316,153
    Interest received                                    39,601         225,135
    Dividends and other distributions
      received                                           10,554          12,060
    Other income received                               221,895          52,343
    Payments to suppliers and personnel             (74,815,095)    (79,184,333)
    Interest paid                                      (858,943)     (1,828,950)
    Income taxes paid                                (1,816,508)       (465,506)
    Payment of other expenses                          (749,968)       (471,668)
    V.A.T. and other taxes recovered (paid)          (1,072,755)     (1,817,193)
                                                    -----------     -----------
       Net cash flows from operating
        Activities                                  (12,752,961)    (13,838,041)
                                                    -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES

    Bank financing                                    5,634,988      32,079,811
    Payment of dividends                             (4,314,811)     (4,401,499)
    Payment of bonds payable                           (590,189)       (549,597)
    Payment of loans                                (10,357,278)    (31,886,996)
                                                    -----------     -----------
       Net cash flows from financing
         activities                                  (9,627,290)     (4,758,281)
                                                    -----------     -----------

The accompanying notes form an integral part of these consolidated financial statements.

(CONTINUED)

                                                       For the nine-month
                                                    periods ended September 30,
                                                       2002            2001
                                                    ----------       ----------
                                                      Th.Ch.$          Th.Ch.$

CASH FLOWS FROM INVESTING ACTIVITIES

    Sales of fixed assets                            1,428,820           32,990
    Additions to property, plant
      and equipment                                 (3,980,310)      (7,750,424)
    Payment of capitalized interest                   (451,650)        (589,670)
    Permanent investments                             (535,039)        (978,327)
    Other uses                                        (139,998)              --
                                                    ----------       ----------
       Net cash flows from investing
         activities                                 (3,678,177)      (9,285,431)
                                                    ----------       ----------

Net cash flows for the year                           (552,506)        (205,671)

    Effect of inflation on cash and
     cash and equivalents                              156,352          (11,328)
                                                    ----------       ----------
    Net variation in cash and
      cash equivalents                                (396,154)        (216,999)

    Beginning balance of cash and
     cash equivalents                                2,712,763        2,878,303
                                                    ----------       ----------
    Ending balance of cash and
      cash equivalents                               2,316,609        2,661,304
                                                    ==========       ==========

The accompanying notes form an integral part of these consolidated financial statements.

(CONTINUED)

                                                 For the nine-month periods
                                                     ended September 30,
                                                     2002          2001
                                                 -----------    -----------
                                                    Th.Ch.$       Th.Ch.$
RECONCILIATION OF CASH FLOWS FROM
OPERATING ACTIVITIES TO NET INCOME

    Net income for the period                     13,403,011     11,594,487

    NET GAIN ON SALE OF ASSETS:                   (1,318,648)        11,968
    Gain on sale of fixed assets                  (1,318,648)        11,968

    CHARGES (CREDITS) TO INCOME THAT

     DO NOT AFFECT CASH FLOWS:                     7,775,137      4,361,239

    Depreciation                                   4,938,250      4,352,881
    Amortization of intangible assets                 39,040         18,705
    Accrued expenses and write-offs                  532,726      1,323,141
    Equity share in related company
      income                                        (914,480)      (873,918)
    Equity share in related company
     losses                                               --             --
    Amortization of goodwill                          60,847         62,372
    Net price-level restatement                       (3,982)       569,764
    Net exchange difference                          160,929       (799,679)
    Other non-cash credits to income                 (98,647)      (292,027)
    Other non-cash charges to income               3,060,454             --

    (INCREASE) DECREASE  IN CURRENT ASSETS       (10,402,343)    (1,309,508)

    Trade accounts receivable                     (5,538,743)     7,166,580
    Inventories                                   (7,794,709)    (9,512,026)
    Other assets                                   2,931,109      1,035,938

    INCREASE (DECREASE) IN CURRENT LIABILITIES     3,290,379       (824,795)

    Accounts payable related to
     operating result                              3,765,290        255,320
    Interest payable                                 (42,331)      (157,513)
    Income taxes payable, net                     (2,267,482)     1,498,839
    Other accounts payable related to
     non-operating result                          2,214,535       (392,504)
    V.A.T. and other taxes                          (379,633)    (2,028,937)
    Minority interest                                  5,425          4,650
                                                 -----------    -----------
       Net cash flows from
         operating activities                     12,752,961     13,838,041
                                                 ===========    ===========

The accompanying notes form an integral part of these consolidated financial statements.

                             VINA CONCHA Y TORO S.A.

                 Notes to the Consolidated Financial Statements

                        As of September 30, 2002 and 2001

                                   (Unaudited)

NOTE 1 - REGISTRATION OF SECURITIES

Vina Concha y Toro S.A. is registered with the Chilean "Registro de Valores" number 0043, and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (SVS) and, the United States Securities and Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)     PERIOD

       These consolidated financial statements cover the nine-month periods between January 1 and September 30, 2002 and 2001, respectively.

b)     BASIS FOR THE PREPARATION

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (Chilean GAAP) and the accounting regulations of the Chilean SVS. Should any discrepancies exist, the regulations of the Chilean SVS supersede those contained in Chilean GAAP.

c)     BASIS OF CONSOLIDATION

       The consolidated financial statements are prepared by adding the assets, liabilities, results and cash flows of the Parent Company and its subsidiaries on a line by line basis. Balances and transactions between subsidiaries, and the subsidiaries and the Parent Company and their effects on income have been eliminated in consolidation. Additionally, the participation of minority interest is recognized and presented as minority interest. The following is a list of the consolidated subsidiaries:

                                                                Direct or indirect ownership
                                                                 2002                 2001
                                                                 ----                 ----
                                                                   %                    %

       Comercial Peumo Ltda.                                      100                  100
       Sociedad Exportadora Comercial Oneworldwines Ltda.          99                   99
       Sociedad Exportadora y Comercial Vina Maipo Ltda.          100                  100
       Transportes Viconto Ltda.                                  100                  100
       Vina Cono Sur S.A.                                         100                  100
       Trivento Bodegas y Vinedos S.A.                            100                  100
       Distribuidora Peumo Argentina S.A.                         100                  100
       Vina Concha y Toro UK Limited                              100                  100
       Villa Alegre S.A.                                           75                   75
       Comercial Peumo S.A.                                       100                  100

d)     BASIS OF PRESENTATION

       For comparative purposes, the 2001 consolidated financial statements have been restated by 2.2% to September 30, 2002 value.

e)     PRICE-LEVEL RESTATEMENT

       The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose, and in conformity with current Chilean tax regulations and accounting principles, non-monetary assets and liabilities, equity accounts and income and expense accounts have been restated in constant year-end pesos, based on the official Consumer Price Index of the National Institute of Statistics applied with a month time lag, which was 1,3% and 2,2% for the nine-month periods ended September 30, 2002 and 2001, respectively. Monetary assets and liabilities denominated in foreign currency or monetary units (UF's) are restated based on the year-end exchange rate.

       The resulting net charge or credit to income is a result of the gain or loss in purchasing power arising from the effects of inflation on monetary assets and liabilities.

f)     EXCHANGE DIFFERENCES

       Assets and liabilities denominated in foreign currencies and UF's are presented in Chilean pesos at the exchange rate at the end of each year informed by the Central Bank of Chile and the National Institute of Statistics, respectively, as follows:

                                             2002                 2001
                                             ----                 ----
                                             Ch.$                 Ch.$

        U.S. dollar                         748.73                695.02
        Canadian dollar                     471.97                440.47
        Australian dollar                   406.34                341.95
        Deutsche mark                           --                323.40
        French franc                            --                 96.43
        Italian lira                            --                  0.33
        Swedish krona                        80.67                 65.10
        Spanish peseta                          --                  3.80
        Japanese yen                          6.15                  5.81
        Euro                                738.39                632.53
        Pound sterling                    1,173.19              1,024.05
        Argentine peso                      129.04                695.02
        UF                               16,455.03             16,094.96


g)     TIME DEPOSITS

       Time deposits include principal plus restatements and interest accrued at each period-end.

h)     MARKETABLE SECURITIES AND OTHER INVESTMENTS

       Investments in mutual funds are stated at quoted market value at period-end.

i)     INVENTORIES

       Inventories of raw materials, materials and supplies are presented at price-level restated cost, in accordance with Article 41 of the Income Tax Law. These values do not exceed net realizable value.

       Bulk wine inventory is stated at weighted average cost plus price level restatement (in accordance with Technical Bulletin No. 3), which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method, which includes indirect costs, incurred during the production process plus direct acquisition or grape production costs.

       Finished goods and in-process wine inventories are stated at cost plus price level restatement, in accordance with Article 41 of the Income Tax Law, which does not exceed net realizable value. Finished goods and in process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the production process.

       The Company records a provision for obsolescence based on inventory turnover and/or the evaluation of its future value.

j)     PREPAID EXPENSES

       Deferred harvest cost is calculated according to the absorption cost method, which includes indirect costs and direct costs. These costs are classified to the cost of wine once the harvest is completed, typically in the following period.

k)     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are presented at acquisition and/or building or development cost plus price-level restatement. This cost includes applicable financing costs incurred by the Company until the asset is ready for use. The value resulting from the technical appraisal in 1979 is included in the balance of property, plant and equipment and includes annual price level restatements.

       Fixed asset maintenance costs are charged to income as and when incurred.

l)     LEASED ASSETS

       Assets acquired through financial lease agreements are recorded at the present value of each contract, which is calculated by discounting regular installments and the related purchase option at the interest rate included in each respective agreement. Lease payables are recorded net of deferred interest. The Company does not legally own these assets and therefore they cannot be freely disposed of until the Company exercises the related purchase option.

m)     DEPRECIATION

       Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets and includes depreciation pertaining to fixed asset technical appraisals.

n)     INTANGIBLE ASSETS

       These assets refer primarily to water rights and industrial brand name rights, which are amortized over 20 and 10-year periods, respectively. These assets are presented at restated cost plus other acquisition related costs, which do not include financing cost.

o)     INVESTMENTS IN RELATED COMPANIES

       Investments in shares of public and private companies in which the Company does exercise significant influence but does not hold a controlling interest are valued according to the equity method, which consists of the proportional recognition of variations in the equity of the investee including the elimination of unrealized gains or losses.

       Investments in foreign subsidiaries are valued in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants.

p)     INVESTMENTS IN OTHER COMPANIES

       Investments in shares not quoted in the Chilean Stock Market and in companies in which the Company cannot exercise significant influence are valued at the lower of restated cost and quoted value at the date of the financial statements.

q)     GOODWILL

       Goodwill represents the difference between the acquisition cost of shares of related companies and the equity value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years.

r)     BONDS PAYABLE

       Bonds are stated at the value of principal outstanding plus accrued interest.

s)     CURRENT INCOME AND DEFERRED TAXES

       The Company determines and records its current income taxes in conformity with current Chilean tax regulations.

       Deferred taxes are recorded on the total amount of temporary differences between the book and tax basis of assets and liabilities, in conformity with Technical Bulletins Nos. 60 and 68 of the Chilean Association of Accountants.

t)     EMPLOYEE SEVERANCE BENEFITS

       Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his accumulated years of services.

u)     VACATIONS

       The cost of vacations earned by employees is recorded on an accrual basis.

v)     STATEMENT OF CASH FLOWS

       The Company prepares the statement of cash flows using the direct method, considering the balances of cash, bank accounts and financial investments, whose original maturity date is less than 90 days and which do not have any material risk of value loss, as cash and cash equivalents.

       Cash flows provided by operating activities include all cash flows related to the company, including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

w)     RECLASSIFICATIONS

       Certain balances in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

x)     DERIVATIVE CONTRACTS

       Losses from hedging contracts are recorded on an accrual basis, in conformity with accounting principles generally accepted in Chile.

y)     COMPUTER SOFTWARE

       Investments in computer programs relate principally to the implementation of the SAP R/3 system and other supplementary programs, which are presented under other fixed assets within property, plant and equipment, and are being amortized according to the straight-line method over a 8-year period.

z)     PROVISION FOR BAD DEBT

       The Company and its subsidiaries record provisions for bad debt based on an individual evaluation of each case involving debtors who have not paid their debt for more than three months.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

At December 31, 2001, the Company opted to modify the criteria for the valuation of its investments in Argentina given the unstable situation in that economy, which , amongst others, has resulted in a significant devaluation of the Argentine peso compared to US dollars.

Accordingly, for the conversion of the amounts in the financial statements at September 30, 2002 of the Argentine subsidiaries, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Vinedos S.A. where the Company has direct and indirect ownership of 100% of their respective equity, the method for the valuation of investments in unstable economies required by Technical Bulletin No. 64 of the Chilean Association of Accountants was applied, which requires the control of the investment in historical US dollars.

At September 30, 2001, these financial statements were converted to Chilean pesos using the methodology applied for the conversion of amounts for stable economies, which considered the control of the investment in Argentine pesos at the exchange rate prevailing at each period-end.

The net charge to 2002 income resulting from the conversion of the financial statements of Argentine subsidiaries and the devaluation of Argentine peso amounted to Th.Ch.$ 1,805,403.

During 2002, there were no other changes in the application of accounting criteria compared to the prior period.

NOTE 4 - MARKETABLE SECURITIES

The breakdown of the balance of marketable securities is as follows:

                                                    Book Value

Instrument                        September 30, 2002          September 30, 2001
----------                        ------------------          ------------------

Shares                                         379                       379
Mutual fund units                          286.000                        --
                                          --------                  --------
Total                                      286.379                       379
                                          ========                  ========

SHARES

Tax                                                                              Unit     Investment  Restated
Reg. No.          Company                            No. of Shares   Ownership   Value       Value      Cost
--------          -------                            -------------   ---------   -----       -----      ----

96.545.490-K      Compania de Telecomunicaciones
                  de Chile                                  463         0.000     1.620         750        379
                                                                                            -------    -------
Value of investment portfolio                                                                    --         --
                                                                                            -------    -------
Adjustment accrual                                                                               --
                                                                                                       -------
Book value of investment portfolio
                                                                                                           379
                                                                                                       =======

NOTE 5 - LONG AND SHORT-TERM BALANCES RECEIVABLE

Trade accounts receivable are as follows:

                                                             2002           2002           2001        2001
                                                         -----------      ---------      ----------   -------
                                                            Th.Ch.$            %          Th.Ch.$        %

Trade accounts receivable, export sales (net)             27,470,779          78.08      22,659,069     73.55
Trade accounts receivable, domestic sales (net)            7,714,239          21.92       8,147,415     26.45
                                                         -----------      ---------      ----------   -------
                  Total                                   35,185,018         100.00      30,806,484    100.00
                                                         ===========      =========      ==========   =======


Notes receivable are as follows:
                                                          2002           2001
                                                       ----------     ----------
                                                         Th.Ch.$       Th.Ch.$

Notes in portfolio (net)                                1,943,433      1,964,911
Notes denominated in foreign currency (net)               194,285        232,081
                                                       ----------     ----------
                  Total                                 2,137,718      2,196,992
                                                       ==========     ==========

Other accounts receivable are as follows:

                                                          2002           2001
                                                       ----------     ----------
                                                         Th.Ch.$        Th.Ch.$

Receivables from employees                                340,021        259,541
Reimbursable expenses                                     226,888        185,505
Other accounts receivable                                 100,942        422,715
                                                       ----------     ----------
                  Total                                   667,851        867,761
                                                       ==========     ==========

NOTE 5 - LONG AND SHORT-TERM BALANCES RECEIVABLE

-----------------------------------------------------------------------------------------------------
                                             Up to                 More than 90
                                            90 days              days up to 1 year
                                      9-30-02       9-30-01     9-30-02       9-30-01    Sub-total
-----------------------------------------------------------------------------------------------------
Trade accounts receivable          31,503,194    26,992,256   3,814,585     3,919,004    35,317,779
Bad debt estimate                          --            --          --            --       132.761
Notes receivable                    2,232,313     2,303,435      23,770        29,184     2,256,083
Bad debt estimate                          --            --          --            --       118.365
Other accounts receivable             667,851       867,761          --            --       667,851
Bad debt estimate                          --            --          --            --            --
-----------------------------------------------------------------------------------------------------
Total long-term balances receivable
=====================================================================================================

--------------------------------------------------------------------------------------
                                            Total current              Long-term
                                            portion (net)               portion
                                        9-30-02       9-30-01      9-30-02     9-30-01
--------------------------------------------------------------------------------------
Trade accounts receivable             35,185,018    30,806,484          --          --
Bad debt estimate                             --            --          --          --
Notes receivable                       2,137,718     2,196,992          --          --
Bad debt estimate                             --            --          --          --
Other accounts receivable                667,851       867,761       6,879       6,877
Bad debt estimate                             --            --          --          --
--------------------------------------------------------------------------------------
Total long-term balances receivable                                  6,879       6,877
======================================================================================

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Balances and transactions with related companies include all related company transactions and include all those transactions with related companies whose total is greater than 1% of the Company's net income.

NOTES AND ACCOUNTS RECEIVABLE

 -----------------------------------------------------------------------------------------------------------------
                                                                         Short-term                Long-term
                                                                         ----------                ---------
 Tax Registration No.   Company                                   9-30-02       9-30-01      9-30-02       9-30-01
 --------------------   -------                                   -------       -------      -------       -------
                                                                  Th.Ch.$       Th.Ch.$      Th.Ch.$       Th.Ch.$
 -----------------------------------------------------------------------------------------------------------------
 96710400-0            Altagracia S.A                                  27            --           --            --
 96512200-1            Bodegas y Vinedos Santa Emiliana S.A.      306,766        89,229           --            --
 96824300-4            Vina Almaviva S.A.                         426,356            --           --            --
 79652940-7            Agricola Greenwich Ltda.                        --           137           --            --
 96561410-9            Villard Fine Wine S.A.                       2,676        14,621           --            --
 -----------------------------------------------------------------------------------------------------------------
 Total                                                            735,825       103,987           --            --
 =================================================================================================================

 NOTES AND ACCOUNTS PAYABLE

 -----------------------------------------------------------------------------------------------------------

                                                                 Short-term                  Long-term
                                                                 ----------                  ---------
 Tax Registration No.          Company                      9-30-02       9-30-01      9-30-02       9-30-01
 --------------------          -------                      -------       -------      -------       -------
                                                            Th.Ch.$       Th.Ch.$      Th.Ch.$       Th.Ch.$
 -----------------------------------------------------------------------------------------------------------
 96824300-4               Vina Almaviva S.A.                     --       358,586           --            --
 79652940-7               Comercial Greenwich Ltda.          11,406        44,654           --            --
 90500000-1               Industria Corchera S.A.         1,500,610     1,120,759           --            --
 84990200-8               Importadora y Com. Huasco S.A.     11,254            --           --            --
 95097000-6               Forestal Quivolgo S.A.            112,894        94,937      368,824       437,374
 79571480-4               Agricola Granaderos Ltda.          10,521         6,314           --            --
 2479374-5                Osvaldo Solar Varela                5,505        12,561           --            --
 94663000-4               Inversiones Totihue S.A.          249,675       238,741      995,511     1,180,538
 7024596-5                Eduardo Rafael Morande Montt       24,329        23,264       97,004       115,033
 3326289-2                Carmen Montt Luco                  24,329        23,264       97.004       115,033
 6068328-K                Carmen Gloria Morande Montt        24,329        23,264       97.004       115,033
 7024597-3                Juan Ignacio Morande Montt         24,329        23,264       97.004       115,033
 8640638-1                Catalina Del Rosario Morande Montt 24,329        23,264       97.004       115,033
 7024595-7                Victor Javier Morande Montt        24,329        23,264       97.004       115,033
 7024611-2                Maria Veronica Morande Montt       24,329        23,264       97.004       115,033
 7024619-8                Jose Vicente Morande Montt         24,329        23,264       97.004       115,033
 1848987-2                Eduardo Ignacio Morande Fernandez  26,538        25,374      105.823       125,488
 96512190-0               Fruticola Viconto S.A.             17,035        45,712           --            --
 85201700-7               Agricola Alto de Quitralman Ltda.  78,792           121           --            --
 96639700-4               Agricola Sextafrut S.A.            41,796        24,225           --            --
 -----------------------------------------------------------------------------------------------------------
 Total                                                    2,260,658     2,158,096    2,246,190     2,663,664
 ===========================================================================================================

TRANSACTIONS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          9-30-2002               9-30-2001

                                                                                                Effect on               Effect on
                                                                                                  income                  income
                                         Tax                                           Amount    (Charge/      Amount    (Charge/
                                    Registration                    Type of                       credit)                 credit)
Company                                  No.      Relationship    transaction         Th.Ch.$     Th.Ch.$      Th.Ch.$    Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------------------
Fruticola Viconto S.A.                96512190-0  Common mgmt.   Sale of fruit,
                                                                 products and
                                                                 services              338,136         --      148,967          --
                                                                 Purchase of
                                                                 raw materials
                                                                 and services          150,537         --      183,253          --
Bodegas y Vinedos Santa Emiliana S.A. 96512200-1  Common mgmt.   Sale of services
                                                                 and products        2,818,623    225,490    2,920,372     233,630
                                                                 Purchase of
                                                                 raw material,
                                                                 products and
                                                                 others,               584,940         --      802,845          --
Vina Almaviva S.A.                    96824300-4  Related party  Sale of products
                                                                 and services          324,655         --      105,116          --
                                                                 Purchase of
                                                                 raw materials,
                                                                 products and
                                                                 others                226,425         --       79,216          --
Industria Corchera S.A.               90950000-1  Related party  Sale of products           63         --           48          --
                                                                 Purchase of
                                                                 raw materials       3,605,779         --    2,554,799          --
Agricola Alto de Quiltraman Ltda.     85201700-7  Common mgmt.   Purchase of
                                                                 raw materials         194,351         --      433,821          --
                                                                 Sale of products           40         --           --          --
-----------------------------------------------------------------------------------------------------------------------------------

NOTE 7 - INVENTORIES

Inventories are summarized as follows:

                                                   2002                2001
                                                -----------         -----------
                                                  Th.Ch.$             Th.Ch.$


Wine, bottled and bulk                           32,299,015          40,476,546
Wine production in process                        2,762,658           2,316,116
Liquor                                              183,863                  --
Materials and supplies                            7,564,346           5,122,111
Other Products                                      215,743             134,324
Provision for obsolescence                         (131,297)           (134,186)
                                                -----------         -----------
Total                                            42,894,328          47,914,911
                                                ===========         ===========

NOTE 8 - INCOME AND DEFERRED TAXES

a)     Income taxes                                                           2002             2001
                                                                           -----------      -----------
                                                                             Th.Ch.$          Th.Ch.$
       The detail of the consolidated income tax accrual is as follows:

       Current tax expense (income tax accrual)                              2,807,653        1,467,942
       Article No. 21 unique withholding tax                                        --               --
                                                                           -----------      -----------
       Total                                                                 2,807,653        1,467,942

       Less:
       Monthly tax provisional payments                                     (1,528,603)        (896,741)
       Other credits                                                          (128,436)         (56,844)
                                                                           -----------      -----------
       NET BALANCE PAYABLE (RECOVERABLE)                                     1,150,614          514,357
                                                                           ===========      ===========

b) Consolidated net taxable income amounted to Th.Ch.$ 17,547,831 and Th.Ch.$ 9,786,280 at September 30, 2002 and 2001, respectively


c) As of September 30, 2002 and 2001, the detail of retained tax earnings was as follows:

                                                                              2002             2001
                                                                           -----------      -----------
                                                                             Th.Ch.$          Th.Ch.$
       Earnings with credit of 15%                                          15,657,011       16,060,864
       Earnings with credit of 10%                                                  68            1,043
       Earnings per Article No. 17 of the Income Tax Law                     2,700,924               --
       Earnings not subject to credit                                          311,551          267,721
       Earnings with credit of 40% Ex. Article No. 41                               --              121
                                                                           -----------      -----------
       Balance of Tax Profit Fund                                           18,669,554       16,329,749
                                                                           ===========      ===========

d)     Deferred taxes

       Amendments to the Income Tax Law, in force beginning in 2001, establish that income tax rates will increase gradually between 2001 and 2004 from 15% to 17%.

       Accordingly, the net balances of deferred taxes as of September 30, 2002, were calculated based on the tax rates prevailing at the date of turnover of originating temporary differences.

NOTE 8 - INCOME AND DEFERRED TAXES

d)     Deferred Taxes (Continued)

-----------------------------------------------------------------------------------------
                                                    At September 30, 2002
                                        Deferred tax asset        Deferred tax liability
Temporary differences                Short-term     Long-term    Short-term     Long-term
                                       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$
-----------------------------------------------------------------------------------------
Provision for bad debt                 39,585             --            --           --
Deferred revenue                           --             --            --           --
Vacation accrual                      122,046             --            --           --
Amortization of intangible assets          --             --            --           --
Leased assets                              --             --            --       12,162
Production expenses                        --             --        32,186      427,168
Fixed asset depreciation                   --             --            --    4,983,600
Reserve for severance indemnities          --         91,531            --           --
Other events                           94,829             --            --           --
Inventories                            18,320             --            --           --
Unrealized gains, liabilities         206,449        86,.093            --           --
Loss for tax purposes                 389,501             --            --           --

OTHER

Complementary accounts, net of
  amortization                             --             --            --    2,553,317
Provision for valuation                    --             --            --           --
-----------------------------------------------------------------------------------------
Total                                 870,730        177,624        32,186    2,869,613
=========================================================================================

-----------------------------------------------------------------------------------------
                                                    At September 30, 2001
                                        Deferred tax asset        Deferred tax liability
Temporary differences                Short-term     Long-term    Short-term     Long-term
                                       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$
-----------------------------------------------------------------------------------------
Provision for bad debt                 42,871             --            --           --
Deferred revenue                           --             --            --           --
Vacation accrual                       94,634             --            --           --
Amortization of intangible assets          --             --            --           --
Leased assets                              --             --            --        5,800
Production expenses                        --             --            --      684,012
Fixed asset depreciation                   --             --            --    4,058,002
Reserve for severance indemnities          --         65,343            --           --
Other events                           19,822        126,248            --           --
Inventories                           464,009             --            --        7,610
Unrealized gains, liabilities         232,413             --            --           --
Loss for tax purposes                      --        267,179            --           --

OTHER

Complementary accounts, net of
  amortization                          6,034        248,984            --    2,381,760
Provision for valuation                    --             --            --           --
-----------------------------------------------------------------------------------------
Total                                 847,715        209,786            --    2,373,664
=========================================================================================

INCOME TAXES

                                                                    2002            2001
                                                                 ----------      ----------
                                                                   Th.Ch.$         Th.Ch.$

Current tax expense (income tax accrual)                         (2,807,653)     (1,405,398)
Adjustment to prior year tax expense                                     --          (7,403)
Effect of deferred tax assets and liabilities for the period       (190,706)       (478,166)
Tax benefit provided by the loss for tax purposes                    97,912              --
Effect of the amortization of complementary
   asset and liability accounts                                     (61,360)        (73,377)
                                                                 ----------      ----------
Total                                                            (2,961,807)     (1,964,344)
                                                                 ==========      ==========

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a) The following is a summary of property, plant and equipment as of September 30 of each year:

                                                         Gross          Accumulated          Gross          Accumulated
                                                     fixed assets      depreciation      fixed assets      depreciation
                                                         2002              2002              2001              2001
                                                     ------------      ------------      ------------      ------------
                                                        Th.Ch.$           Th.Ch.$           Th.Ch.$           Th.Ch.$

Land                                                   17,538,342                --        16,310,431                --
                                                     ------------      ------------      ------------      ------------
                                                       17,538,342                --        16,310,431                --
                                                     ============      ============      ============      ============

Vineyards                                              22,165,450        (3,566,607)       22,238,114        (2,976,728)
Buildings and premises                                 37,666,389        (7,209,889)       34,675,077        (6,284,545)
Permanent vineyards                                    15,568,823        (6,998,844)       15,605,637        (7,109,202)
                                                     ------------      ------------      ------------      ------------
                                                       75,400,662       (17,775,340)       72,518,828       (16,370,475)
                                                     ============      ============      ============      ============
Machinery and equipment                                28,566,782       (13,012,839)       24,454,075       (11,486,897)
Transportation equipment                                2,116,374        (1,401,321)        2,007,957        (1,201,228)
                                                     ------------      ------------      ------------      ------------
                                                       30,683,156       (14,414,160)       26,462,032       (12,688,125)
                                                     ============      ============      ============      ============

Bottles and packaging                                     837,423          (441,794)          904,266          (672,740)
Other fixed assets                                      6,317,873        (2,740,283)        8,238,836        (2,375,041)
Leased assets                                           1,232,727          (221,891)        1,232,727          (172,595)
                                                     ------------      ------------      ------------      ------------
                                                        8,388,023        (3,403,968)       10,375,829        (3,220,376)
                                                     ============      ============      ============      ============
Revaluation from fixed asset technical appraisal        3,535,187        (1,592,700)        3,565,106        (1,587,551)
                                                     ------------      ------------      ------------      ------------
                                                        3,535,187        (1,592,700)        3,565,106        (1,587,551)
                                                     ============      ============      ============      ============
Property, plant and equipment                         135,545,370       (37,186,168)      129,232,226       (33,866,527)
                                                     ============      ============      ============      ============

b) Depreciation for the period amounted to Th.Ch.$ 4,938,250 (Th.Ch.$ 4,352,881 in 2001), in which the depreciation of the fixed asset technical revaluation is included.

                                                        2002            2001
                                                     ----------      ----------
                                                       Th.Ch.$         Th.Ch.$

       Administration and sales                        (640,645)     (1,242,882)
       Agriculture                                   (1,109,555)     (1,027,606)
       Exploitation                                  (3,188,050)     (2,082,393)
                                                     ----------      ----------
       Total                                         (4,938,250)     (4,352,881)
                                                     ==========      ==========

c) The detail of capitalized interest related to financing costs is as follows:

                                                        2002            2001
                                                     ----------      ----------
                                                       Th.Ch.$         Th.Ch.$

       Vineyards-in-progress                            264,263         302,013
       Work-in-progress                                 196,275         322,686
                                                     ----------      ----------
       Total                                            460,538         624,699
                                                     ==========      ==========



d) Technical revaluation: In accordance with Circular 1529 of the Superintendency of Securities and Insurance, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets at December 31, 1979. As of September 30, 2002 and 2001, this increase in value is as follows:

                                       Asset        Accumulated        Asset        Accumulated
                                       value       depreciation        value       depreciation
                                       2002            2002            2001            2001
                                    ----------      ----------      ----------      ----------
                                      Th.Ch.$         Th.Ch.$         Th.Ch.$         Th.Ch.$

       Land                          1,671,318              --       1,686,699              --
       Plantations                     261,091        (219,327)        263,795        (214,685)
       Buildings and facilities      1,318,061      (1,088,656)      1,278,270      (1,036,524)
       Machinery and equipment         284,717        (284,717)        336,342        (336,342)
                                    ----------      ----------      ----------      ----------
                                     3,535,187      (1,592,700)      3,565,106      (1,587,551)
                                    ==========      ==========      ==========      ==========

e) Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants and relate to floor No. 15 and office 1602 Sur of the World Trade Center Building, as follows:

                                                      2002            2001
                                                   ----------      ----------
                                                     Th.Ch.$         Th.Ch.$

       Leased assets                                1,232,727       1,232,727
       Accumulated depreciation                      (221,891)       (172,595)
                                                   ----------      ----------
           Total                                    1,010,836       1,060,132
                                                   ==========      ==========

       The Company does not legally own leased assets and it cannot freely dispose of them until it exercises the related purchase option.

f) Operational lease agreements: The Company entered long-term rental agreements for land where the Company has developed plantations of grapes for wine production. These agreements are expressed in U.S. dollars and/or U.F.'s under the terms set in each respective contract and according to the variations in each exchange rate.

       At September 30, 2002 and 2001, minimum future payments related to these operational lease agreements were as follows:

       YEAR                                           2002            2001
       ----                                        ----------      ----------
                                                     Th.Ch.$         Th.Ch.$


       Short-term                                     318,523         304,141
       2002                                                --          86,029
       2003                                            89,133         306,116
       2004                                           299,518         287,118
       2005                                           299,518         287,118
       2006                                           299,518         287,118
       2007                                           299,518         287,118
       2008 and thereafter                          2,395,871       2,329,450
                                                   ----------      ----------
       Total                                        4,001,599       4,174,208
                                                   ==========      ==========

g)     Investment in computer programs

       2002

       During 2002, the Company invested Th.Ch.$ 34,253 for the extension of the CO-PA, SAP module.

       2001

       There were no investments in computer programs at September 30, 2001.

NOTE 10 - INVESTMENTS IN RELATED COMPANIES

Relevant situations

a)     Valuation of investments in Argentina

       As indicated in Note 3 above, the Company opted to modify the criteria used for the valuation of its investments in Argentina. Consequently, the financial statements of Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Vinedos S.A. where the company has direct and indirect ownership of 100% were translated in conformity with the methodology provided by Technical Bulletin No. 64 of the Chilean Association of Accountants, which implies having the control of these investments in historical US dollars.

       The net effect generated by the conversion of these subsidiaries' financial statements resulted in a charge to income at September 30, 2002 of Th.Ch.$ 1,805,403 on the consolidated financial statements of Vina Concha y Toro S.A. This effect is shown as exchange differences within the consolidated statement of income.

Transactions for the period

a) During January 2002, the company acquired 101 shares of Sociedad La Rosa Sofruco S.A. for a net restated cost of Th.Ch.$ 173.

b) During September 2002, the Company acquired 2,280 shares of Sociedad La Rosa Sofruco S.A. for a net restated cost of Th.Ch.$ 4,061.

NOTE 10 - INVESTMENTS IN RELATED COMPANIES

DETAIL OF INVESTMENTS

---------------------------------------------------------------------------------------------------------------------------------
Tax
Registration        Company                No. of    Ownership    interest      Equity     of investee   Result    for the year
No.                           Currency     shares     9-30-02     9-30-01       9-30-02      9-30-01     9-30-02      9-30-01
---------------------------------------------------------------------------------------------------------------------------------
90950000-1       Industria      Ch.$      984,130      49.60000    49.6000     5,642,336     5,201,254     428,173     364,801
                 Corchera
                 S.A.
96824300-4       Vina           Ch.$        1,000       50.0000    50.0000     5,246,630     4,093,960   1,404,212   1,385,955
                 Almaviva
                 S.A.
---------------------------------------------------------------------------------------------------------------------------------
                 Total          Ch.$
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
Tax
Registration        Company    Accrued      result       Equity       value       Unrealized   results     Book         value
No.                            9-30-02      9-30-01      9-30-02     9-30-01        9-30-02    9-30-01    9-30-02      9-30-01
---------------------------------------------------------------------------------------------------------------------------------
90950000-1       Industria      212,374       180,941    2,798,599   2,579,822         --          --     2,798,599    2,579,822
                 Corchera
                 S.A.
96824300-4       Vina           702,106       692,977    2,623,315   2,046,980         --          --     2,623.315    2,046,980
                 Almaviva
                 S.A.
---------------------------------------------------------------------------------------------------------------------------------
                 Total                                   5,421,914   4,626,802         --          --     5.421.914    4.626.802
=================================================================================================================================

NOTE 11 - INVESTMENTS IN OTHER COMPANIES

---------------------------------------------------------------------------------------------------------------------------------
Tax Registration                                      Number of         Ownership             Book                   value
Number                         Company                 shares          percentage      September 30, 2002     September 30, 2001
---------------------------------------------------------------------------------------------------------------------------------
90831000-4            Sociedad Agricola La Rosa
                      Sofruco S.A.                      240,715            0.0000             229,046              170,394
90042000-5            Cia. General de Electricidad
                      Industrial S.A.                    13,483            0.0000               7,454                7,454
0-E                   Other minor investments                --            0.0000               2,391                2,391
0-E                   The Chilean Chamber of
                      Commerce                                1            0.0000               1,318                1,318
78192550-0            Termas de Puyehue S.A.              2,000            0.0000                 110                  110
---------------------------------------------------------------------------------------------------------------------------------

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL

GOODWILL

---------------------------------------------------------------------------------------------------------------------------------
                                                             September 30, 2002                       September 30, 2001
Tax Registration                                  Amount amortized          Goodwill         Amount amortized           Goodwill
Number                      Company               during the period          amount          during the period           amount
---------------------------------------------------------------------------------------------------------------------------------
96585740-0           Villa Alegre S.A.                        8,416             25,246                 8,416               36,470
96824300-4           Vina Almaviva S.A.                       2,980                 --                 4,501                4,501
90950000-1           Industria Corchera S.A.                 49,451          1,197,819                49,455            1,263,850
---------------------------------------------------------------------------------------------------------------------------------
                     Total                                   60,847          1,223,065                62,372            1,304,821
=================================================================================================================================

NOTE 13 - INTANGIBLE ASSETS

Intangible assets are as follows:

                         Intangible                  Intangible
                            asset     Amortization      asset     Amortization
                            2002          2002          2001          2001
                         ----------    ----------    ----------    ----------
                           Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$

Industrial trademarks       407,867        63,419       258,570        61,496

Telephone line rights        11,076         1,235         4,004           375
Water rights                205,838        35,099       206,264        19,267
                         ----------    ----------    ----------    ----------
Total                       624,781        99,753       468,838        81,138
                         ==========    ==========    ==========    ==========

NOTE 14- SHORT-TERM BANK DEBT

-----------------------------------------------------------------------------------------------------------------------------------
Tax                 Bank or
Registration       financial              U.S. dollars               Euros                         Yens         Other currencies
No.               institution        9-30-2002   9-30-2001   9-30-2002   9-30-2001   9-30-2002   9-30-2001   9-30-2002   9-30-2001
-----------------------------------------------------------------------------------------------------------------------------------
Short-term portion

97036000-K    Banco de Santiago             --          --          --          --          --          --          --          --
97024000-4    Banco de A. Edwards           --          --          --          --          --          --          --          --
97030000-7    Banco Estado                  --          --          --          --          --          --          --          --
97004000-5    Banco de Chile         2,558,531   1,433,835          --          --          --          --          --          --
97008000-6    Banco Santander        1,518,852     924,518     754,340   1,323,362          --                                  --
97008000-7    Citibank                      --          --          --          --          --          --          --          --
97032000-8    Banco BHIF                    --          --   1,415,377          --          --          --          --          --
97006000-6    Banco de Credito e
              Inversiones
              Other                         --          --          --          --          --          --          --          --

              Total                  4,077,383   2,358,353     754,340   2,738,739          --          --          --          --

              Principal owed         4,043,142          --     738,390          --          --          --          --          --

              Weighted average
              interest rate              2.70%          --       4.83%          --          --          --          --          --

Long-term portion

97024000-4    Banco de A. Edwards           --          --          --          --          --          --          --          --
97053000-2    Banco Security                --          --          --          --          --          --          --          --
97004000-5    Banco de Chile           748,730      40,302          --          --          --          --          --          --
11,431        -
97039000-6    Banco Santander               --          --          --          --          --          --          --          --
97030000-7    Banco Estado                  --          --          --          --          --          --          --          --
97005000-0    Dresdner Banque N.     2,998,914   2,850,865          --          --          --          --          --          --
97008000-7    Citibank               6,086,854   3,039,681          --          --          --          --          --          --
97006000-6    Banco Cred. e Inv.       470,437          --          --          --          --          --          --          --

              Other                         --          --          --          --          --          --          --          --

              Total                 10,304,935   5,930,848          --          --          --          --          --          --

              Principal owed        10,153,542          --          --          --          --          --          --          --

              Weighted average           3.21%          --          --          --          --          --          --          --
              interest rate
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Tax                 Bank or
Registration       financial                  U.F.            Non-adjustable Ch.$            Total
No.               institution        9-30-2002   9-30-2001   9-30-2002   9-30-2001   9-30-2002   9-30-2001
-----------------------------------------------------------------------------------------------------------
Short-term portion

97036000-K    Banco de Santiago             --     332,281          --          --          --     332,281
97024000-4    Banco de A. Edwards           --     824,161          --   1,161,074               1,985,235
97030000-7    Banco Estado                  --          --   1,015,833          --  1,015,833
97004000-5    Banco de Chile         1,692,803   2,633,452          --          --   4,251,334   4,067,287
9 7008000-6   Banco Santander          440,036   4,379,139   3,078,819          --   5,792,047   6,627,019
97008000-7    Citibank                      --   5,920,658          --          --          --   5,920,658
97032000-8    Banco BHIF               982,457   2,357,826   1,015,990          --   1,998,447   3,773,203
97006000-6    Banco de Credito e                 1,373,679   1,402,520          --   1,402,520   1,373,679
              Inversiones
              Other                         --          --          --          --          --          --

              Total                  3,115,296  17,821,196   6,513,162   1,161,074  14,460,181  24,079,362

              Principal owed         3,060,459          --   6,455,960          --  14,297,951          --

              Weighted average
              interest rate              2.62%          --       4.09%          --

Long-term portion

97024000-4    Banco de A. Edwards           --       3,209          --          --          --       3,209
97053000-2    Banco Security                --          --          --          --          --          --
97004000-5    Banco de Chile                --          --          --          --     748,730      40,302
11,431        -
97039000-6    Banco Santander           53,164      85,106          --          --      53,164      85,106
97030000-7    Banco Estado           1,014,956      21,509          --          --   1,014,956      21,509
97005000-0    Dresdner Banque N.            --          --          --          --   2,998,914   2,850,865
97008000-7    Citibank                      --          --          --          --   6,086,854   3,039,681
97006000-6    Banco Cred. e Inv.            --          --          --          --     470,437          --

              Other                         --          --          --          --          --          --

              Total                  1,068,120     109,824          --          --  11,373,055   6,040,672

              Principal owed           949,407          --          --          --  11,102,949          --

              Weighted average           2.37%          --          --          --          --          --
              interest rate
-----------------------------------------------------------------------------------------------------------
Liabilities denominated in foreign currency          58,5900%
Liabilities denominated in Chilean pesos             41,4100%

NOTE 15 - OTHER CURRENT LIABILITIES

The detail is as follows:
                                        September 30, 2002    September 30, 2001

Obligations from forward contracts             130,425                4,696
Other                                               --                   --
                                              --------             --------
Total other current liabilities                130,425                4,696
                                              ========             ========

NOTE 16 - LONG-TERM BANK DEBT

----------------------------------------------------------------------------------------------------------------------------

                                                                             Years to Maturity
Tax                    Bank or        Currency or
Registration          financial       adjustment                                                                 More than
No.                  institution         index                1 to 2       2 to 3       3 to 5       5 to 10       Amount
----------------------------------------------------------------------------------------------------------------------------
97004000-5       Banco de Chile           US$                     --           --           --            --            --
                                         Euro                     --           --           --            --            --
                                          JY$                     --           --           --            --            --
                                         U.F.                     --           --           --            --            --
                                   Non-adjust. Ch.$               --           --           --            --            --
                                   Other currencies               --           --           --            --            --
97005000-0       Dresdner Banque          US$                     --           --           --            --            --
                 National                Euro                     --           --           --            --            --
                                          JY$                     --           --           --            --            --
                                          UF                      --           --           --            --            --
                                   Non-adjust. Ch.$               --           --           --            --            --
                                   Other currencies               --           --           --            --            --
97024000-4       Banco A.Edwards.         US$                     --           --           --            --            --
                                         Euro                     --           --           --            --            --
                                          JY$                     --           --           --            --            --
                                          UF                      --           --           --            --            --
                                   Non-adjust. Ch.$               --           --           --            --            --
                                   Other currencies               --           --           --            --            --
970300000-7      Banco Estado             US$                     --           --           --            --            --
                                         Euro                     --           --           --            --            --
                                          JY$                     --           --           --            --            --
                                          UF                      --    1,555,000    3,628,335            --            --
                                   Non-adjust. Ch.$               --           --           --            --            --
                                   Other currencies               --           --           --            --            --
97939000-6       Banco Santander          US$                     --           --           --            --            --
                                         Euro                     --           --           --            --            --
                                          JY$                     --           --           --            --            --
                                          UF                      --    2,645,968    1,763,979            --            --
                                   Non-adjust. Ch.$               --           --           --            --            --
                                   Other currencies               --           --           --            --            --

----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Total                                                                   4,200,968    5,392,314             -             -
============================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
                                                                           Date of close   of the current     Prior year
                                                                                      period                 closing date
Tax                    Bank or        Currency or                           Total long-       Weighted        Total long-
Registration          financial       adjustment             10 years      term portion        average          term at
No.                  institution         index                  Term        at year-end     interest rate      year-end
--------------------------------------------------------------------------------------------------------------------------
97004000-5       Banco de Chile           US$                      --               --                 --       1,420,621
                                         Euro                      --               --                 --              --
                                          JY$                      --               --                 --              --
                                         U.F.                      --               --                 --              --
                                   Non-adjust. Ch.$                --               --                 --              --
                                   Other currencies                --               --                 --              --
97005000-0       Dresdner Banque          US$                      --               --                 --       2,841,242
                 National                Euro                      --               --                 --              --
                                          JY$                      --               --                 --              --
                                          UF                       --               --                 --              --
                                   Non-adjust. Ch.$                --               --                 --              --
                                   Other currencies                --               --                 --              --
97024000-4       Banco A.Edwards.         US$                      --               --                 --         148,042
                                         Euro                      --               --                 --              --
                                          JY$                      --               --                 --              --
                                          UF                       --               --                 --              --
                                   Non-adjust. Ch.$                --               --                 --              --
                                   Other currencies                --               --                 --              --
970300000-7      Banco Estado             US$                      --               --                 --              --
                                         Euro                      --               --                 --              --
                                          JY$                      --               --                 --              --
                                          UF                       --        5,183,335              1,65%       6,184,842
                                   Non-adjust. Ch.$                --               --                 --              --
                                   Other currencies                --               --                 --              --
97939000-6       Banco Santander          US$                      --               --                 --              --
                                         Euro                      --               --                 --              --
                                          JY$                      --               --                 --              --
                                          UF                       --        4,409,947              3,10%       4.408.345
                                   Non-adjust. Ch.$                --               --                 --              --
                                   Other currencies                --               --                 --              --

--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
Total                                                              --        9,593,282                 --      15,003,092
===========================================================================================================================

Liabilities denominated in foreign currency      0,0000%
Liabilities denominated in Chilean pesos       100,0000%

NOTE 17 - LONG AND SHORT-TERM BONDS PAYABLE

BONDS

-----------------------------------------------------------------------------------------------------------------------------------
No. of                                                                                                                  Country in
Registration                Nominative  Restatement                                                                      which the
of the                         value    unit of the  Interest   Final   Payment of   Payment of        Par value        instrument
Instrument          Series    placed       bonus       rate   deadline   interest   amortization  9-30-2002  9-30-2001  was placed
-----------------------------------------------------------------------------------------------------------------------------------
Long-term bonds
150                   AA       624,967      U.F.       6.00%           Semi-annual   Semi-annual   628,046     535,561     Chile

Total short-term portion                                                                                       628,046
535,561

Long-term bonds
                      AA       624,967      U.F.       6.00%            Semi-annual  Semi-annual        --     684,536     Chile
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term                                                                                         --     684,536
===================================================================================================================================

NOTE 18 - ACCRUED EXPENSES AND WRITE-OFFS

The detail is as follows:
                                                9-30-2002     9-30-2001
                                                ---------     ---------

Advertising expenses                            3,940,142     2,653,304
Employee legal bonus and
  profit participation                            970,483       952,758
Directors' participation                          496,840       405,807
Vacation accrual                                  717,821       598,470
Other                                             861,864       564,698
                                                ---------     ---------
Total accrued expenses                          6,987,150     5,175,037
                                                =========     =========

At September 30, 2002 and 2001,the most significant charges to income related to write-offs were as follows:

--------------------------------------------- --------------- ---------------
DESCRIPTION                                        2002             2001
                                                   ----             ----
                                                  Th.Ch.$         Th.Ch.$
--------------------------------------------- --------------- ---------------
Labels write-off                                     3,486          22,852
Downgraded wines                                   150,649         978,179
Reprocesses                                        656,625       1,070,830
--------------------------------------------- --------------- ---------------

During 2002 and 2001 there are accruals recorded which are presented net of the related asset accounts as follows:

--------------------------------------------- --------------- ---------------
PROVISION FOR BAD DEBT OF                          2002            2001
                                                   ----            ----
                                                  Th.Ch.$         Th.Ch.$
--------------------------------------------- --------------- ---------------
Accounts receivable                               (132,761)       (104,776)
Notes receivable                                  (118,365)       (135,627)
Obsolescence                                      (131,297)       (134,186)
--------------------------------------------- --------------- ---------------

NOTE 19 - EMPLOYEE SEVERANCE INDEMNITIES

The cost of severance benefits agreed by the Company with its employees is accrued at the present value of the total balance of the liability according to the accrued cost of benefit method considering an interest rate of 6.86% per annum and an average capitalization period of 15 years. Changes during each period were as follows:

                                                    2002         2001
                                                  --------     --------
                                                   Th.Ch.$      Th.Ch.$

Balance at the beginning of the year               449,293      376,247
Increase for the period                             89,956      122,000
Payments for the period and other adjustments           --      (50,904)
                                                  --------     --------
Total                                              539,249      447,343
                                                  ========     ========
NOTE 20 - MINORITY INTEREST

Minority interests were as follows:

                                                        2002                              2001
------------------ ---------------------- ---------------- ---------------- ---------------- ----------------
Tax registration   Related
number             Company                   Liability          Income         Liability          Income
------------------ ---------------------- ---------------- ---------------- ---------------- ----------------
96.585.740-0       Villa Alegre S.A.              59,956           (3,377)          54.692           (4,297)
------------------ ---------------------- ---------------- ---------------- ---------------- ----------------
84.712.500-4       Sociedad Exportadora
                   y Comercial

                   Oneworldwine Ltda.              3,358           (2,048)           1,320             (353)
------------------ ---------------------- ---------------- ---------------- ---------------- ----------------
                   Total                          63,314           (5,425)          56,012           (4,650)
------------------ ---------------------- ---------------- ---------------- ---------------- ----------------

NOTE 21 - CHANGES IN SHAREHOLDERS' EQUITY

a)       The item Other Reserves consisted of:

-------------------------------------------------------------- --------------------- --------------------
                  DESCRIPTION                                          2002                 2001
                                                                     TH.CH.$               TH.CH.$
-------------------------------------------------------------- --------------------- --------------------
Shareholders reserve                                                         --                   --
Accumulated capital restatement                                       1,673,852            1,673,981
Revaluation from fixed asset technical appraisal                      3,804,838            3,805,133
Adjustment to the value of fixed assets                               1,005,088            1,005,166
Revaluation from fixed asset technical appraisal in subsidiaries        481,008              481,045
Special laws                                                            662,790              662,842
Fluctuation in values                                                   512,688              512,728
Cumulative Conversion adjustment                                      1,013,937              140,560


-------------------------------------------------------------- --------------------- --------------------
TOTAL                                                                 9,154,201            8,281,455
-------------------------------------------------------------- --------------------- --------------------

ACCUMULATED CONVERSION DIFFERENCE ADJUSTMENT

Accumulated conversion difference adjustment relates to the net difference between the Consumer Price Index (C.P.I.) and U.S. dollars at the end of the period of investments abroad, in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants. The detail of this adjustment is as follows:

------------------------------------ ------------------------- ---------------------------- -------------------------
COMPANY                                  RESTATED OPENING               EXCHANGE                   BALANCE AT
                                             BALANCE                   DIFFERENCE              SEPTEMBER 30, 2002
------------------------------------ ------------------------- ---------------------------- -------------------------
Distribuidora Peumo                              96,051                         9,281                    105,332
Argentina S.A.
------------------------------------ ------------------------- ---------------------------- -------------------------
Trivento Bodegas y                              268,827                       639,778                    908,605
 Vinedos S.A.
------------------------------------ ------------------------- ---------------------------- -------------------------
TOTAL                                           364,878                       649,059                  1,013,937
------------------------------------ ------------------------- ---------------------------- -------------------------

------------------------------------ ------------------------- ----------------------------- ------------------------
COMPANY                                  RESTATED OPENING               EXCHANGE                    BALANCE AT
                                             BALANCE                   DIFFERENCE               SEPTEMBER 30, 2001
------------------------------------ ------------------------- ----------------------------- ------------------------
Distribuidora Peumo                              74,838                        24,206                     99,044
Argentina S.A.
------------------------------------ ------------------------- ----------------------------- ------------------------
Trivento Bodegas y                                3,510                        38,006                     41,516
 Vinedos S.A.
------------------------------------ ------------------------- ----------------------------- ------------------------
TOTAL                                            78,348                        62,212                    140,560
------------------------------------ ------------------------- ----------------------------- ------------------------

c)     Dividends

       The Company's dividend policy proposed by the Board of Directors for 2002 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2002, December 2002 and March 2003 and the payment of a final dividend in May 2003.

       There are no restrictions for the payment of dividends.

Movements in Shareholders' Equity


-----------------------------------------------------------------------------------------------------------------------------------
                                                       At September 30, 2002
                                           Additional                 Reserves                               Deficit     Net income
                    Paid-in    Capital       paid-in       Other     for future    Retained   Professional     from       for the
                    Capital  revaluation     capital     reserves     dividends    earnings     dividends   dev. stage      year
-----------------------------------------------------------------------------------------------------------------------------------
Beginning
  Balance         40,488,670          --    4,724,504    8,395,994   49,387,125           --   (3,093,010)          --   13,228,711

Distribution of
  prior year
  income                  --          --           --           --   10,135,702           --    3,093,010           --  (13,228,711)
Prior year
  dividend
  paid                    --          --           --           --   (3,351,336)          --           --           --           --
Capital
  increase
  through
  share
  issuance                --          --           --           --           --           --           --           --           --
Capitalization
  of reserves
  and/or
  earnings                --          --           --           --           --           --           --           --           --
Accumulated
  deficit from
  development
  stage                   --          --           --           --           --           --           --           --           --
Conversion
  Adjustment              --          --           --      649,059           --           --           --           --           --
Capital
  Restatement             --     526,353       61,419      109,148      750,339           --      (15,103)          --           --
Net income
  for the
  year                    --          --           --           --           --           --           --           --   13,403,011
Provisional
  Dividends               --          --           --           --           --           --   (2,157,512)          --           --
Final
  Balance         40,488,670     526,353    4,785,923    9,154,201   56,921,830           --   (2,172,615)          --   13,403,011
Restated
  Balances                --          --           --           --           --           --           --           --           --

-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                          At June 20, 2001
                                           Additional                 Reserves                               Deficit     Net income
                    Paid-in    Capital       paid-in       Other     for future    Retained   Professional     from       for the
                    Capital  revaluation     capital     reserves     dividends    earnings     dividends   dev. stage      year
-----------------------------------------------------------------------------------------------------------------------------------
Beginning
  Balance         39,271,261          --    4,582,449    7,869,190   40,095,586           --   (2,819,725)          --   13,023,668

Distribution of
  prior year
  income                  --          --           --           --   10,203,943           --    2,819,725           --  (13,023,668)
Prior year
  dividend
  paid                    --          --           --           --   (2,402,030)          --           --           --           --
Capital
  increase
  through
  share
  issuance                --          --           --           --           --           --           --           --           --
Capitalization
  of reserves
  and/or
  earnings                --          --           --           --           --           --           --           --           --
Accumulated
  deficit from
  development
  stage                   --          --           --           --           --           --           --           --           --
Conversion
  Adjustment              --          --           --       60,873           --           --           --           --           --
Capital
  Restatement             --     863,968      100,813      173,122    1,058,549           --      (48,328)          --           --
Net income
  for the
  year                    --          --           --           --           --           --           --           --   11,344,899
Provisional
  Dividends               --          --           --           --           --           --   (3,020,517)          --
Final
  Balance         39,271,261     863,968    4,683,262    8,103,185   48,956,048           --   (3,068,845)          --   11,344,899
Restated
  Balances        40,135,229     882,975    4,786,294    8,281,455   50,033,081           --   (3,136,360)          --   11,594,487

-----------------------------------------------------------------------------------------------------------------------------------

Number of shares

Series                 No. of subscribed       No. of paid       No. of voting
                             shares               shares          right shares

0                         719,170,735          719,170,735        719,170,735

Capital (Amount)

Series                     Subscribed            Paid-in
                             capital             capital

0                          40,488,670           40,488,670


Note 22 - Other Non-operating Income and Expenses

The detail is as follows:

Other non-operating income                      Sept. 30, 2002    Sept. 30, 2001
                                                --------------    --------------
                                                    Th.Ch.$           Th.Ch.$

Dividends received                                    10,555            12,049
Gain on sale of fixed assets                       1,340,075            13,938
Gain on sale of shares                                 8,944                --
Rentals received                                      12,973            18,062
Administrative services                                  527             9,398

Other agricultural income                             11,334            18,114
Trading rebates                                           --            17,783

Compensation for claims                                   --            12,378

Sale of glass                                          6,978            17,648

Sale of other products                                19,101            39,369
Reimbursement of expenses                                796                --
Other                                                 60,689            18,364

                                                   ---------         ---------
Total                                              1,471,972           177,103
                                                   =========         =========

Other Non-operating Expenses
                                                Sept. 30, 2002    Sept. 30, 2001
                                                --------------    --------------
                                                    Th.Ch.$           Th.Ch.$

Amortization of intangible assets                     39,040            18,705

Loss on sale of fixed assets                          21,427            25,906
Adjustment of fixed asset                             34,598                --

Uncollected dividends                                    409               311

Prior year expenses                                   14,814             9,525

Commissions on sale of intangible assets                  --             5,708

Prior year legal expenses                                 --             6,904

Other agricultural expenses                           15,478                --
Other                                                 16,637            18,548

                                                   ---------         ---------
Total                                                142,403            85,607
                                                   =========         =========

Note 23 - Price-level Restatement

Assets (Charges) / Credits                     Restatement index   Sept.30, 2002   Sept.30, 2001
                                               -----------------   -------------   -------------
                                                                      Th.Ch.$         Th.Ch.$

Inventories                                           CPI              493,318         402,589
Property, plant and equipment                         CPI            1,096,533       1,836,998
Investments in related companies                      CPI              121,040          85,467
Marketable securities                                 CPI                    5               8
Other accounts receivable                             UF                 2,998             (20)

Recoverable taxes                                     CPI                8,480           9,524
Prepaid expenses                                      UF                24,805          14,405
Other non-monetary assets                             CPI               28,566          40,768
Cost and expense accounts                             CPI              998,832       1,091,257

Total (Charges) credits                                              2,774,577       3,480,996

Liabilities (Charges) / Credits

Shareholders' equity                                  CPI           (1,432,156)     (2,195,383)
Minority interest                                     CPI                 (742)         (1,105)
Bank debt                                             UF               (58,927)       (354,641)
Bank debt long-term portion                           UF               (12,029)           (491)
Bonds payable                                         UF                (8,728)        (16,926)
Long-term accounts payable
  with maturities within one year                     UF                (3,257)         (6,409)
Notes payable                                         UF                (3,003)           (653)
Other accounts payable                                UF                (3,846)             --
Long-term bank debt                                   UF              (112,151)       (216,922)
Long-term bonds payable                               UF                     1         (13,824)
Other long-term accounts payable                      UF               (25,161)        (26,927)
Non-monetary liabilities                              CPI                   --              --
Income accounts                                       CPI           (1,110,596)     (1,217,479)
Total (charges) credits                                             (2,770,595)     (4,050,760)

Net (loss) gain from price-level restatement                             3,982        (569,764)

Note 24 - Exchange Differences

The detail of these is as follows:

Assets (Charges) / Credits                      Currency   Sept.30, 2002   Sept. 30, 2001
                                                           -------------   --------------
                                                              Th.Ch.$         Th.Ch.$

Cash                                              Euro          54,381          36,067
Cash                                              USD          159,681         239,176
Time deposits                                     USD          (25,750)             --
Trade accounts receivable                         CAD          114,692         131,144
Trade accounts receivable                         Euro         979,892         513,395
Trade accounts receivable                         USD        2,300,253       2,965,520
Other accounts receivable                         CAD            2,259           2,185
Other accounts receivable                         Euro             987           6,244
Other accounts receivable                         USD              320          92,597
Accounts receivable from related companies        USD        1,806,381       3,369,404
Prepaid expenses                                  USD            2,527           4,323
Inventories                                       USD           19,088              --
                                                            ----------      ----------
Total (charges) credits                                      5,414,711       7,360,055
                                                            ==========      ==========
Liabilities (Charges) / Credits

Bank debt                                         Euro        (439,665)       (220,737)
Bank debt                                         USD         (811,914)     (1,019,643)
Long-term bank debt                               USD       (1,286,616)     (1,022,659)
Accounts payable                                  AUD             (360)           (118)
Accounts payable                                  CAD               --             (13)
Accounts payable                                  ESP               --            (851)
Accounts payable                                  FRF               --          (2,326)
Accounts payable                                  ITL               --          10,500
Accounts payable                                  Euro         116,538         (13,839)
Accounts payable                                  USD         (176,090)     (1,219,580)
Accounts payable                                  GBP           (1,177)             --
Notes  payable                                    CAD          (16,050)        (19,217)
Notes payable                                     Euro          (1,515)         (3,375)
Notes payable                                     USD          (26,518)        (31,465)
Accounts payable to related companies             USD         (115,618)       (756,797)
Accounts payable to related companies             Euro         (15,915)             --
Other accounts payable                            USD          (10,683)        (11,589)
Other accounts payable                            Euro         (34,482)             --
Other accounts payable                            FRF               --            (112)
Accrued expenses                                  Euro        (100,667)        (29,857)
Accrued expenses                                  USD         (325,297)       (292,286)
Accrued expenses                                  CAD          (17,927)         (8,568)
Other current liabilities                         USD         (151,170)       (467,001)
Long-term bank debt                               USD               --        (744,241)
Long-term accounts payable to related companies   USD         (281,820)       (465,150)
Adjustment for financial statement translation    GBP       (1,805,403)       (241,452)
Adjustment for financial statement translation    USD          (73,291)             --
                                                            ----------      ----------
Total (charges) / credits                                   (5,575,640)     (6,560,376)
                                                            ----------      ----------
(Loss) gain from exchange difference                          (160,929)        799,679
                                                            ==========      ==========

Note 25 - Statement of Cash Flows

Future cash commitments for liabilities which represent investing activities are as follows:

During the periods ended September 30, 2002 and 2001, no other investing activities exist involving future cash flows.

------------------------------------------------------------------------------------------------------------------------
                                                                       Years to Maturity
                                        --------------------------------------------------------------------------------
                 Currency    Short-
              or adjustment   term                                                                  More than     Total
                  index      portion       2003        2004        2005        2006        2007      6 years       owed
                             Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$
------------------------------------------------------------------------------------------------------------------------
Leasing Creditors   U.F.     158,379      39,595     158,379     158,379     158,379     158,379     395,948   1,227,438
Rental of farms     U.F.      77,289      28,825      58,284      58,284      58,284      58,284   1,109,291   1,448,541
Rental of farms     USD      241,234      60,308     241,234     241,234     241,234     241,234   1,286,580   2,553,058
Investment in
  Industria
  Corchera S.A      US$      563,346          --   1,123,095   1,123,095          --          --          --   2,809,536
Purchase of land    U.F.     296,809          --          --          --          --          --          --     296,809
------------------------------------------------------------------------------------------------------------------------
Total                      1,337,057     128,728   1,580,992   1,580,992     457,897     457,897   2,791,819   8,335,382
========================================================================================================================


--------------------------------------------------------------------------------
                                                    2001

                              Average      Average
                             Interest      capital      Short-term     Long-term
                             Rate (%)      amount         portion       portion
                              Th.Ch.$      Th.Ch.$        h.Ch.$
--------------------------------------------------------------------------------

Leasing Creditors    U.F.      7.00%         939,92       158,321      1,226,993
Rental of farms      U.F.                 1,448,541        77,261      1,448,014
Rental of farms      USD                  2,553,058       226,880      2,422,052
Investment in
  Industria
  Corchera S.A.      US$       0.80%      2,807,738       538,678      2,663,664
Purchase of land     UF        5.00%        291,227            --             --
--------------------------------------------------------------------------------
Total                                     8,039,856     1,001,140      7,760,723
================================================================================

Note 26 - Derivative Contracts

-------------------------------------------------------------------------------------------------------
                                                  Description of the contract
Type           Type        Amount                           Purchase/
Of              of           of         Date of    Specific sales    Hedged entry               Hedged
Derivative   agreement  the contract  expiration        item       position   Name              Amount
-------------------------------------------------------------------------------------------------------
FU            Current      351,500    4rd quarter       USD            V      Export customers  345,150
              account                   of 2002

FR            Current      351,525    4rd quarter       USD            V      Export customers  351,155
              account                   of 2002

FR            Current      706,340    4rd quarter       USD            V      Export customers  700,980
              account                   of 2002

FU            Current      353,700    4rd quarter       USD            V      Export customers  351,150
              account                   of 2002

FU            Current      352,700    4rd quarter       USD            V      Export customers  351,150
              account                   of 2002


------------------------------------------------------------
                   Accounts affected
        Value of
Hedged Asset / liability      Effect on income
entry amount      Name        Amount   Realized   Unrealized
------------------------------------------------------------
   374,365    Other current   22,865      --        22,865
              liabilities

   374,365    Other current   22,840      --        22,840
              liabilities

   740,730    Other current   42,390      --        42,390
              liabilities

   374,365    Other current   20,665      --        20,665
              liabilities

   374,365    Other current   21,665      --        21,665
              liabilities

Note 27 - Contingencies and Restrictions

1) Wine contracts: The Company entered into long-term agreements for the acquisition of grapes and wine, which expire on different dates with the last expiration date being in 2012.

2)     There were no indirect commitments at September 30, 2002.

3) On December 15, 2000, MOP decrees No. 3,692, 3,693 and 3,694 of August 28, 2000 were published on the Official Gazette for the expropriation of lots Nos. 481 property of Vina Concha y Toro S.A, 480-A and 480-B property of Vina Concha y Toro S.A. and Cono Sur S.A., respectively. The compensation fixed for both lots amounted to Ch.$ 2,080,314,000.

       On July 9, 2001, the Company and its subsidiary Vina Cono Sur S.A, presented before the Second Civil Court of San Miguel, a claim against the Chilean Treasury for the provisional amount of the compensation fixed for expropriation of the aforementioned lots.

       To date, the claim resolution of July 9, 2001 is still pending. Indemnities for the expropriation of the aforementioned land were received in full by Vina Concha y Toro S.A. and Vina Cono Sur S.A. during 2001 and 2002. The effect on income was reflected as other non-operating income within non-operating income.

4) Restrictions to index limits are generated by covenants associated with the issuance of bonds payable, as follows:

              a) Maintain assets free of liens or encumbrances equal to at least 30% of all liabilities, calculated semi-annually.
              b) Maintain adequate insurance coverage for all operating assets.
              c)     Comply with the following financial statement positions:
                     Debt/shareholders' equity ratio no higher than 1.4 times Current assets must be equal to or greater than current liabilities.
                     Make provisions for contingencies.
              d)     Provide the public with periodical financial information.
              e) Transfer essential operating assets, which would jeopardize the continuity of current operations.
              f) Make investments in financial instruments issued by related parties, or make loans to related parties, or realize any other operations with related parties on terms less favorable to Vina Concha y Toro than those existing in the market.

              Acceleration causes:

              - If payments of principal and interest are not made when due,

              - If any declaration made by the issuer in relation to the issuance of the bonds were to be maliciously false,

              - In the event the issuer is in non-compliance with any of the points noted as a) to f) above, and the noncompliance is not corrected within 30 days,

              - If any other creditor of the issuer legitimately demands and receives payment prior to the normal maturity of an obligation, except in the event that the obligation does not exceed 3% of the total assets of the issuer,

              - If the issuer does not make direct or indirect payments when due to other creditors for amounts greater than 2% of the total assets of the issuer, or

              -      If the issuer is dissolved or liquidated.

Note 28 - Foreign and Domestic Currency

Assets
Current Assets

                                      Currency   Sept. 30, 2002   Sept. 30, 2001
                                      --------   --------------   --------------
                                                     Th.Ch.$          Th.Ch.$

Cash                                    Ch.$          747,470          590,865
Cash                                    ARG           119,461           82,117
Cash                                    GBP           438,055            6,072
Cash                                    US$           541,057          716,224
Cash                                    EUR           184,566        1,029,770
Time deposits                           US$                --          191,784
Time deposits                           ARG                --           44,472
Marketable securities                   Ch.$          286,379              379
Trade accounts receivable               Ch.$        7,715,389        8,180,013
Trade accounts receivable               US$        17,145,393       13,710,085
Trade accounts receivable               ARG           801,546        2,140,336
Trade accounts receivable               GBP         3,060,988        2,004,284
Trade accounts receivable               EUR         5,143,127        3,698,958
Trade accounts receivable               CAD         1,318,575        1,072,808
Notes receivable                        Ch.$        1,943,433        1,964,912
Notes receivable                        USD               570          232,080
Notes receivable                        ARG           193,715               --
Other accounts receivable               Ch.$          557,819          550,450
Other accounts receivable               ARG            18,843          167,797
Other accounts receivable               GBP             6,373           19,740
Other accounts receivable               US$            17,441           53,514
Other accounts receivable               EUR                --           14,613
Other accounts receivable               CAD            12,866           16,603
Other accounts receivable               UF             54,509           45,044
Notes and accounts receivable
  from related companies                Ch.$          735,825          103,987
Recoverable taxes                       Ch.$        1,064,813          924,096
Recoverable taxes                       ARG           555,557        2,177,152
Recoverable taxes                       USD           309,277               --
Inventories                             Ch.$       37,821,598       43,989,879
Inventories                             ARG           663,945        3,337,084
Inventories                             GBP         1,105,541          587,948
Inventories                             US$         3,230,479               --
Inventories                             EUR            72,765               --
Prepaid expenses                        Ch.$        3,247,925        3,895,683
Prepaid expenses                        ARG           109,150           75,030
Prepaid expenses                        US$           232,154          108,372
Prepaid expenses                        UF            286,158          283,236
Prepaid expenses                        EUR             3,384               --
Deferred taxes                          Ch.$          838,544          847,715

Assets

                                      Currency   Sept. 30, 2002   Sept. 30, 2001
                                      --------   --------------   --------------
                                                     Th.Ch.$          Th.Ch.$

Fixed Assets
Net property, plant
  and equipment                         Ch.$       87,518,614       85,150,737
Net property, plant
  and equipment                         ARG        10,829,449       10,214,962
   and equipment                        GBP            11,139               --

Other assets
Other assets                            Ch.$        7,200,119        6,496,488
Other assets                            ARG             4,758           11,379
Other assets                            USD           200,879               --
Other assets                            UF              6,879               --
Other assets                            EUR             4,570               --
-                                       Ch.$      149,677,928      152,695,204
-                                       ARG        13,296,424       18,250,329
-                                       GBP         4,622,096        2,618,044
-                                       USD        21,677,250       15,012,059
-                                       EUR         5,408,412        4,743,341
-                                       CAD         1,331,441        1,089,411
-                                       UF            347,546          328,280

Current liabilities

---------------------------------------------------------------------------------------------------------
                                                                        UP TO 90 DAYS
                                                          9-30-2002                    9-30-2001
                                                                  Annual                       Annual
                                                                  Average                      average
                                       Currency     Amount     interest rate     Amount     interest rate

---------------------------------------------------------------------------------------------------------
Short-term bank debt                     Ch.$      6,513,162       4.62%               --         --
Short-term bank debt                     UF        3,115,296       3.72%        9,587,960       4.39%
Short-term bank debt                     US$       2,930,723       2.36%           13,216       3.92%
Short-term bank debt                     EUR         214,200         --         1,323,362       5.19%

---------------------------------------------------------------------------------------------------------
Current maturities of long-term debt     UF          563,979         --           100,850       4.25%
Current maturities of long-term debt     US$       2,733,583         --         1,548,029       5.19%
Bonds payable                            UF           10,385         --                --         --
Long-term debt with maturities
  within one year                        UF           27,811         --                --         --
Dividends payable                        Ch.$      2,169,897         --         2,076,528         --

---------------------------------------------------------------------------------------------------------
Accounts payable                         Ch.$     13,804,262         --        16,745,954         --
Accounts payable                         ARG         130,574         --           187,456         --
Accounts payable                         GBP          97,868         --           103,594         --
Accounts payable                         US$              --         --           290,917         --
Accounts payable                         AUD             361         --                --         --
Accounts payable                         UF               --         --            28,196         --
Notes payable                            Ch.$             --         --                --         --
Notes payable                            US$         154,792         --           297,219         --
Notes payable                            UF          209,945         --            17,272         --
Notes payable                            CAD         191,504         --           151,890         --
Notes payable                            EUR         282,547         --            32,515         --
Notes payable                            ARG         168,580         --           335,617         --
Notes and accounts payable
  To related companies                   Ch.$      1,697,312         --         1,619,418         --
Notes and accounts payable
  To related companies                   US$              --         --                --         --
Other accounts payable                   Ch.$        496,081         --            61,939         --
Other accounts payable                   US$         161,711         --               782         --
Other accounts payable                   ARG              --         --            29,805         --
Other accounts payable                   EUR             923         --             2,735         --
Other accounts payable                   GBP         138,750         --            71,791         --
Other accounts payable                   UF          296,809         --                --         --



---------------------------------------------------------------------------------------------------------
                                                                      90 DAYS TO 1 YEAR
                                                          9-30-2002                    9-30-2001
                                                                  Annual                       Annual
                                                                  average                      average
                                       Currency     Amount     interest rate     Amount     interest rate

---------------------------------------------------------------------------------------------------------
Short-term bank debt                     Ch.$             --         --         1,161,073       7.56%
Short-term bank debt                     UF               --       3.72%        8,233,235       4.39%
Short-term bank debt                     US$       1,146,660       2.66%        2,345,139       3.92%
Short-term bank debt                     EUR         540,140       5.16%        1,415,377       5.19%

---------------------------------------------------------------------------------------------------------
Current maturities of long-term debt     UF          504,142       3.38%            8,874       4.25%
Current maturities of long-term debt     US$       7,571,351       3.74%        4,382,819       5.19%
Bonds payable                            UF          617,661         --           535,561       6.00%
Long-term debt with maturities
  within one year                        UF           74,299         --            96,336       7.00%
Dividends payable                        Ch.$             --         --                --         --

---------------------------------------------------------------------------------------------------------
Accounts payable                         Ch.$             --         --                --         --
Accounts payable                         ARG              --         --                --         --
Accounts payable                         GBP              --         --
Accounts payable                         US$              --         --                --         --
Accounts payable                         AUD              --         --                --         --
Accounts payable                         UF               --         --                --         --
Notes payable                            Ch.$             --         --                --         --
Notes payable                            US$              --         --                --         --
Notes payable                            UF               --         --                --         --
Notes payable                            CAD              --         --                --         --
Notes payable                            EUR              --         --                --         --
Notes payable                            ARG              --         --                --         --
Notes and accounts payable
  To related companies                   Ch.$             --         --                --         --
Notes and accounts payable
  To related companies                   US$         563,346         --           538,678         --
Other accounts payable                   Ch.$             --         --                --         --
Other accounts payable                   US$              --         --                --         --
Other accounts payable                   ARG              --         --                --         --
Other accounts payable                   EUR              --         --                --
Other accounts payable                   GBP              --         --                --
Other accounts payable                   UF               --         --                --         --

Current liabilities

---------------------------------------------------------------------------------------------------------
                                                                        UP TO 90 DAYS
                                                          9-30-2002                    9-30-2001
                                                                  Annual                       Annual
                                                                  Average                      average
                                       Currency     Amount     interest rate     Amount     interest rate

---------------------------------------------------------------------------------------------------------
Accrued expenses                         US$       2,834,113         --         1,855,555         --
Accrued expenses                         EUR         506,492         --           229,340         --
Accrued expenses                         CAD         147,681         --            73,322         --
Accrued expenses                         GBP              --         --           130,822         --
Accrued expenses                         UF               --         --                --         --
Accrued expenses                         ARG         423,467         --           458,216         --
Accrued expenses                         Ch.$      3,075,397         --         2,427,782         --
Withholdings payable                     EUR           3,903         --                --         --
Withholdings payable                     GBP          74,640         --            41,299         --
Withholdings payable                     Ch.$        930,036         --           894,820         --
Withholdings payable                     ARG          57,926         --            69,725
Withholdings payable                     US$         178,213         --                --         --
Deferred taxes                           Ch.$             --         --                --         --
Deferred revenue                         Ch.$         87,687         --             5,414
Other current liabilities                US$         130,425         --                --         --
Other current liabilities                ARG              --         --             4,696         --
Income taxes                             Ch.$      1,150,614         --           514,357         --

Total current liabilities

                                         Ch.$     29,924,628         --        24,346,212         --
                                         UF        4,224,225         --         9,734,278         --
                                         US$       9,123,560         --         4,005,718         --
                                         EUR       1,008,065         --         1,587,952         --
                                         ARG         780,547         --         1,085,515         --
                                         GBP         311,258         --           347,506         --
                                         AUD             361         --                --         --
                                         CAD         339,185         --           225,212         --

---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                                                      90 DAYS TO 1 YEAR
                                                          9-30-2002                    9-30-2001
                                                                  Annual                       Annual
                                                                  average                      average
                                       Currency     Amount     interest rate     Amount     interest rate

---------------------------------------------------------------------------------------------------------
Accrued expenses                         US$              --         --                --        --
Accrued expenses                         EUR              --         --                --        --
Accrued expenses                         CAD              --         --                --        --
Accrued expenses                         GBP              --         --                --
Accrued expenses                         UF               --         --                --        --
Accrued expenses                         ARG              --         --                --        --
Accrued expenses                         Ch.$             --         --                --        --
Withholdings payable                     EUR              --         --                --
Withholdings payable                     GBP              --         --                --        --
Withholdings payable                     Ch.$             --         --                --        --
Withholdings payable                     ARG
Withholdings payable                     US$              --         --                --        --
Deferred taxes                           Ch.$             --         --
Deferred revenue                         Ch.$
Other current liabilities                US$              --         --                --
Other current liabilities                ARG              --         --                --        --
Income taxes                             Ch.$             --         --                --        --

Total current liabilities

                                         Ch.$             --         --         1,161,073
                                         UF        1,196,102         --         8,874,106        --
                                         US$       9,281,357         --         7,266,636        --
                                         EUR         540,140         --         1,415,377        --
                                         ARG              --         --                --        --
                                         GBP              --         --
                                         AUD              --         --                --        --
                                         CAD              --         --                --        --

Long-term liabilities at September 30, 2002

                             -------------------------------------------------------------------------------------------------------
                                            1 to 3 years            3 to 5 years           5 to 10 years        More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
Item                         Currency   Amount      Annual      Amount      Annual     Amount      Annual      Amount      Annual
                                                   Average                 Average                Average                 Average
                                                Interest rate           Interest rate          Interest rate           Interest rate
------------------------------------------------------------------------------------------------------------------------------------
Bank debt                    USD             --       --             --       --            --       --             --       --
Bank debt                    UF              --       --      9,593,282     2.32%           --       --             --       --
Bonds payable                UF              --       --             --       --            --       --             --       --
Other accounts Payable       UF         123,401     7.00%       350,858     7.00%      362,921     7.00%            --       --
Other accounts Payable       ARG         46,659       --             --       --            --       --             --       --
Notes and Accounts
payable to Related
companies                    USD      1,123,095       --      1,123,095       --            --       --             --       --
Long-term accrued expenses   Ch.$       539,249       --             --       --            --       --             --       --
Deferred taxes               Ch.$       261,706       --             --       --            --       --      2,430,283       --
Deferred taxes               ARG             --       --             --       --            --       --             --       --
Other long-term liabilities  USD        506,433       --             --       --            --       --             --       --
Other long-term liabilities
------------------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities
-                            USD      1,629,528       --      1,123,095       --            --       --             --       --
-                            UF         123,401       --      9,944,140       --       362,921       --             --       --
-                            ARG         46,659       --             --       --            --       --             --       --
-                            Ch.$       800,955       --             --       --            --       --      2,430,283       --


------------------------------------------------------------------------------------------------------------------------------------

 Long-term liabilities at September 30, 2001

                             -------------------------------------------------------------------------------------------------------
                                            1 to 3 years            3 to 5 years           5 to 10 years        More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
Item                         Currency   Amount      Annual      Amount      Annual     Amount      Annual      Amount      Annual
                                                   Average                 Average                Average                 Average
                                                Interest rate           Interest rate          Interest rate           Interest rate
------------------------------------------------------------------------------------------------------------------------------------
Bank debt                    USD      4,261,863     5.19%            --       --            --       --             --       --
Bank debt                    UF       1,151,435     4.51%     9,589,794     4.69%           --       --             --       --
Bonds payable                UF         684,536     6.00%            --       --            --       --             --       --
Other accounts Payable       ARG        164,224       --             --       --            --       --             --       --
Accounts payable to
  related companies          USD      1,598,198       --      1,065,466       --            --       --             --       --
Long-term accrued expenses   Ch.$       435,613       --             --       --            --       --             --       --
Deferred taxes               Ch.$       331,284       --             --       --            --       --      1,832,594       --
Other accounts Payable       UF

------------------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities
-                            USD      5,860,061       --      1,065,466       --       605,700       --             --       --
-                            UF       1,949,974       --      9,797,264       --            --       --             --       --
-                            Ch.$       766,897       --             --       --            --       --      1,832,594       --
-                            ARG        175,954       --             --       --                     --             --       --


------------------------------------------------------------------------------------------------------------------------------------

Note 29 - Sanctions

At September 30, 2002, the Company and subsidiaries, directors and/or administrators have not been subject to any fines or sanctions by the Superintendency of Securities and Insurance.


Note 30 - Subsequent Events

Between September 30, 2002, and the date of issuance of these consolidated financial statements there have been no significant subsequent events which might alter the Company's position and/or the interpretation of these financial statements.


Note 31 - Environment

During 2002 and 2001, the Company disbursed the following amounts for the direct or indirect environment improvement. These consisted of:


Investments                           2002                  2001
                                      ----                  ----
(Additions)                          Th.Ch.$               Th.Ch.$

Water treatment plants                    --                16,192

Expenses

Maintenance of and supplies for
  water treatment plants             104,620               135,034

The net balances disbursed to improve environmental conditions amounted to Th.Ch.$ 343.386 and Th.Ch.$ 346.152 as of September 30, 2002 and 2001,
respectively.

Note 32- Prepaid Expenses

The detail of these is as follows:

                                      2002                  2001
                                      ----                  ----
                                     Th.Ch.$               Th.Ch.$

Next harvest expenses               3,285,028             3,987,940
Prepaid insurance                      42,220                64,735
Other                                 551,523               309,646
                                    ---------             ---------
Total                               3,878,771             4,362,321
                                    =========             =========

Note 33 - Time Deposits

The detail of these is as follows:

            Bank                    Currency         9-30-2002         9-30-2001
            ----                    --------         ---------         ---------

Citibank New York                      US$                  --           191,784
Banco Sudameris Savings Fund           ARG                  --            44,472

          Total                                             --           236,256



Note 34  - Sales

The detail of these is as follows:

      Description                          Th.Ch.$                      Th.Ch.$
      -----------                          -------                      -------
                                            2002                         2001

Sale of  Wines                           85,037,433                   77,036,892
Sale of Services                          2,672,228                    2,825,745
Sale of other products                    2,428,033                    1,820,395
Total Sale                               90,137,694                   81,683,032

Significant Events (Unaudited)


March 21, 2002


On March 21, 2002, the Company informed the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchange of the General Shareholders' Meeting to be held on April 29, 2001. The agenda was as follows:

1. Approval of the annual report, balance sheet, financial statements and the report of the independent auditors for the twelve-month period ended December 31, 2001.

2.     Delivery of income and dividend distribution policy.

3.     Appointment of the Board of directors.

4.     Appointment of the Company's independent external auditors for 2002.

5.     Directors' remuneration.

6. Setting the fees of those directors who will be members of the Committee referred to in Article No. 50 bis of Law No. 18046 and setting of the budget for expenses for the operation of this Committee for 2002.

7. Determination of the publication in which notice of the next shareholders' meeting is to be published.

8.     Operations as governed by Article No. 44 of Law No. 18046.

9.     Any other business.

April 30, 2002


On April 30, 2002, the Company informed the Superintendency of Securities and Insurance and the Stock Exchange that at the General Shareholders' Meeting held on April 29, 2002, the following individuals were appointed the Company's directors for a three-year period:


Mr. Alfonso Larrain Santa Maria - Chairman
Mr. Rafael Guilisasti Gana - Vice President
Mr. Mariano Fontecilla de Santiago Concha - Director
Mr. Francisco Marin Estevez - Director
Mr. Sergio Calvo Salas - Director
Mr. Eduardo Morande Fernandez - Director
Mr. Albert Cussen Mackenna - Director



April 30, 2002


On April 30, 2002, the Company informed the Superintendency of Securities and Insurance and the Stock Exchange that at the General Shareholders' Meeting held on April 29, 2002, the shareholders approved the following dividend policy:

- Distribution with a charge to 2001 net income a last final dividend 207 of Ch.$ 3.16 per share which will be paid on May 29, 2002, which is added to those dividends paid as being provisional with a charge to 2001 net income, which related to dividends Nos. 204, 205 and 206, which amounted to Ch.$ 1.40 per share and were paid on September 28, 2001, December 28, 2001 and March 28, 2002, respectively.

- The maintenance as dividend policy of the distribution of 40% of net income obtained. The proposition will consist of a distribution with a charge to net income obtained during 2002 of three dividends of Ch.$ 1.50 per share each, which will be paid as provisional dividends on September 30 and December 30, 2002 and March 31, 2003, respectively. The Company will also pay a fourth dividend which will be equivalent to the amount required to complete 40% of net income for 2002 on the date established by the shareholders at their General Meeting in 2003.

- This dividend policy will be dependant on the Company's cash availability.